Exhibit 11
Statement Re: Computation of Per Share Earnings

	Three Months Ended				Six Months Ended
	April 30,				April 30,
	2005		2004		2005		2004
(in thousands, except per share data)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$3,299	$3,299	$1,737	$1,737	$6,329	$6,329	$2,406	$2,406

Weighted average shares
outstanding	6,193	6,193	5,695	5,695	6,131	6,131	5,641	5,641

Dilutive effect if stock options	--	177	--	281	--	176	--	197
	6,193	6,370	5,695	5,976	6,131	6,307	5,641	5,838

Income per common share	$0.53	$0.52	$0.31	$0.29	$1.03	$1.00	$0.43	$0.41